Exhibit 99.3

Brookfield Renewable Partners L.P.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016  AND 2015

HIGHLIGHTS FOR THE THREE MONTHS ENDED JUNE 30, 2016

Operating Results

(MILLIONS, EXCEPT AS NOTED)	2016	2015
Long-term average generation (GWh)
Total	10,951	7,199
Brookfield Renewable’s share	6,342	5,478
Actual generation (GWh)
Total	8,792	6,400
Brookfield Renewable’s share	5,214	4,833

Revenues	$627	$458
Adjusted EBITDA	$377	$339
Funds From Operations	$105	$146
Adjusted Funds From Operations	$88	$131
Net (loss) income	$(19)	$35
Funds From Operations per LP Unit	$0.37	$0.53
Distribution per LP Unit	$0.445	$0.415

Generation in the quarter was below the long term average in North America and Europe across both our hydroelectric and wind assets. Conditions continue to improve in Brazil with hydroelectric generation returning to historic levels and wind generation at levels above long term average.

On a year-to-date basis, total generation from our hydroelectric and wind portfolios is ahead of the same period of the prior year by 5,815 GWh, of which 5,100 GWh can be attributed to growth.

In the quarter, hydroelectric generation was impacted by below average inflows, primarily in North America. Due to the 3,143 GWh contribution from the growth in our portfolio, generation was 2,706 GWh higher than the same period of the prior year.

Wind generation was 188 GWh lower compared to the same period of the prior year. Generation from the same period in the prior year included 88 GWh related to our 102 MW wind facility in California which was sold in the third quarter of 2015. The residual variance was caused by weaker wind conditions in North America and Europe.

Revenues totaling $627 million represent an increase of $169 million over the same period of the prior year.  The contribution attributable to the growth in our portfolio was $218 million.  Relatively lower power prices in the northeastern United States and Brazil were partially offset by increased capacity pricing and ancillary revenues for a net impact to revenues of $13 million. Lower generation impacted revenues by $10 million.  The appreciation of the U.S. dollar, compared to the same period of the prior year, resulted in a $17 million reduction in revenues.

Growth and Development

Acquisitions

On April 1, 2016, we completed the acquisition of two hydroelectric facilities in Pennsylvania with an aggregate capacity of 296 MW. The portfolio is expected to generate 1,109 GWh annually.  The acquisition was completed with institutional partners and Brookfield Renewable will retain an approximate 30% controlling interest.

On May 13, 2016, Brookfield Renewable and its institutional partners (the “consortium”) closed the first mandatory tender offer (the “First MTO”) regarding Isagen S.A. E.S.P. (“Isagen”).  After giving effect to

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

the First MTO, the consortium owns approximately 83.6% of Isagen and Brookfield Renewable has an approximate 25% interest.  The second mandatory tender offer (the “Second MTO”) was launched on July 16, 2016 and the acceptance period is expected to conclude in September 2016.  See “Acquisition of Isagen”.

Construction and development

We continue to advance the construction, on scope, schedule and budget, of 127 MW of hydroelectric and biomass development projects in Brazil and 29 MW of wind projects in Northern Ireland. Collectively, these projects are expected to generate 708 GWh annually with commissioning expected between 2016 and 2018.

Liquidity and Capital Resources

Our available liquidity at June 30, 2016 included approximately $1.2 billion of cash and cash equivalents and the available portions of credit facilities. Our debt to total capitalization is 38% and approximately 79% of our borrowings are non-recourse to Brookfield Renewable. Corporate borrowings and subsidiary borrowings have weighted-average terms of approximately six and eight years, respectively.

Long-term debt

Credit facilities and subsidiary borrowings

•          Increased the available amount of our corporate credit facilities from $1,560 to $1,690 million and extended the maturity to June 30, 2021

•         Concurrent with the closing of the 296 MW hydroelectric portfolio in Pennsylvania, we secured  $315 million in non-recourse financing

•         Refinanced  $190 million of debt and a $9 million letter of credit facility secured against our 377 MW hydroelectric portfolio in Tennessee and North Carolina

•         Repaid $63 million of $174 million of outstanding notes secured against a 120 MW wind facility in California and, concurrently, secured $43 million financing on the same asset

•         Amended a COP 367 billion ($122 million) loan associated with Isagen to extend its maturity to December 2025

Equity transactions

•          Issued Class A, Series 9 preferred limited partnership units (“Preferred LP Units”) at a price of C$25.00 per unit for gross proceeds of C$200 million ($152 million)

•          Completed a limited partnership unit (“LP Unit”) offering, including an over-allotment option, at a price of C$37.55 per LP Unit. Concurrently, Brookfield Asset Management purchased LP Units in a private placement. The aggregate gross proceeds were C$860 million ($672 million)

•          Renewed our normal course issuer bid to repurchase up to 10% of our Class A Preference Shares through June 26, 2017

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS, EXCEPT AS NOTED)	2016	2015	2016	2015
Operational information:
Capacity (MW)(1)	10,663	7,398	10,663	7,398
Long-term average generation (GWh)(2)
Total	10,951	7,199	19,995	13,715
Brookfield Renewable's share	6,342	5,478	11,819	10,456
Actual generation (GWh)(2)
Total	8,792	6,400	17,821	12,223
Brookfield Renewable's share	5,214	4,833	11,119	9,393
Average revenue ($ per MWh)	71	72	73	74
Selected financial information
Revenues	$627	$458	$1,301	$899
Adjusted EBITDA(3)	377	339	832	677
Funds From Operations(3)	105	146	292	299
Adjusted Funds From Operations(3)	88	131	259	269
Net (loss) income	(19)	35	60	86
Funds From Operations per LP Unit(3)(4)	0.37	0.53	1.05	1.09
	Jun 30	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2016	2015
Balance sheet data:
Property, plant and equipment, at fair value	$25,509	$18,358
Equity-accounted investments	205	197
Total assets	28,169	19,507

Long-term debt and credit facilities	10,048	7,338
Deferred income tax liabilities	3,995	2,695
Total liabilities	15,325	10,744

Participating non-controlling interests - in operating subsidiaries	5,541	2,587
General partnership interest in a holding subsidiary held by Brookfield	56	52
Participating non-controlling interests - in a holding subsidiary - Redeemable
/Exchangeable units held by Brookfield	2,767	2,559
Preferred equity	599	610
Preferred limited partners' equity	324	128
Limited partners' equity	3,557	2,827
Total equity	12,844	8,763
Debt to total capitalization(5)	38%	39%

(1)       Includes 100% of capacity for all assets.

(2)       For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(3)       Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, “Generation and Financial Review by Segments for the Three Months Ended June 30, 2016” and “Generation and Financial Review by Segments for the Six Months Ended June 30, 2016”.

(4)       For the three and six months ended June 30, 2016, weighted average LP Units, Redeemable/Exchangeable units and General Partnership units totaled 280.8 million and 278.2 million, respectively (2015: 275.7 million and 275.7 million).

(5)       Total capitalization is calculated as total debt plus deferred income tax liabilities, net of deferred income tax assets, and equity.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

This Management’s Discussion and Analysis for the three and six months ended June 30, 2016 is provided as of August 4, 2016. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our” mean Brookfield Renewable Partners L.P. and its controlled entities. Brookfield Renewable changed its name from Brookfield Renewable Energy Partners L.P. to Brookfield Renewable Partners L.P. on May 3, 2016.

Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

References to $, C$, €, R$, £  and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British Pound Sterling and Colombian pesos, respectively.

Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.

The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.

PRESENTATION TO PUBLIC STAKEHOLDERS

Brookfield Renewable’s consolidated equity interests include the non-voting limited partnership units ("LP Units") held by public unitholders and Brookfield, Redeemable/Exchangeable limited partnership units in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield (“Redeemable/Exchangeable partnership units”), and a general partnership interest in BRELP held by Brookfield (“GP interest”). The LP Units and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the Redeemable/Exchangeable partnership units provide Brookfield the right to request that their units be redeemed for cash consideration. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.

Given the exchange feature referenced above, we are presenting LP Units, Redeemable/Exchangeable partnership units, and the GP interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.

As at the date of this report, Brookfield owns an approximate 61% LP Unit interest, on a fully-exchanged basis, and all general partnership interests in Brookfield Renewable, representing a 0.01% interest, while the remaining  approximately 39% is held by the public.

Segmented Information

Our operations are segmented by the type of power generation (Hydroelectric, Wind, and Other, which includes Co-gen and Biomass) with Hydroelectric and Wind further segmented by geography (North America, which is comprised of the United States and Canada segments, Brazil, Colombia, and Europe), as that is how Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker, or “CODM”) review our results, manage operations and allocate

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

resources. Accordingly, we report our results in accordance with these segments. See Note 18 – Segmented information in our unaudited interim consolidated financial statements.

Our investment in Isagen changed how we present some of our segmented disclosure. Following the acquisition of Isagen, the CODM consider information on Isagen and Brazil on a standalone basis. Accordingly, we have added a “Colombia” segment that includes Isagen and a “Brazil” segment that includes our Brazil operations. The Colombia segment also aggregates the financial results of its hydroelectric and Co-gen facilities. See “Acquisition of Isagen”.

Performance Measurement

One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through four key metrics — i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), iii) Funds From Operations, and iv) Adjusted Funds From Operations.

It is important to highlight that Adjusted EBITDA, Funds From Operations, and Adjusted Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies. We provide additional information below on how we determine Adjusted EBITDA, Funds From Operations, and Adjusted Funds From Operations, as well as reconciliations to net income (loss) and cash flows from operating activities. See “Generation and Financial Review by Segments for the Three Months Ended June 30, 2016”  and “Generation and Financial Review by Segments for the Six Months Ended June 30, 2016”.

Net Income (Loss)

Net income (loss) is calculated in accordance with IFRS.

Net income is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income on an IFRS basis for our business will often lead to the recognition of a loss or a year-over-year decrease in income even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.

Adjusted EBITDA

EBITDA is a non-IFRS measure used by investors to compare companies on the basis of ability to generate cash from operations.

Brookfield Renewable uses Adjusted EBITDA to assess the operating performance of its assets before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating operating performance.

Brookfield Renewable believes that presentation of this measure will enhance an investor’s understanding of its operating performance.

Funds From Operations

Funds From Operations is a non-IFRS measure used by investors to compare net earnings from operations without the effects of certain volatile, primarily non-cash items that generally have no current financial impact or items not directly related to an entity’s operating performance and cash flow retained to fund distributions and growth initiatives.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

Brookfield Renewable uses Funds From Operations to assess its performance before the effects of deferred income taxes, depreciation, non-cash portion of non-controlling interests, gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments and other typical non-recurring items as these are not reflective of the performance of the underlying business. Brookfield Renewable also uses this metric to assess the ratio of cash generated by operations as compared to the amount of distributions paid to LP Unitholders.

Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the operating performance of the business.

Funds From Operations is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with IFRS. Funds From Operations per unit is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution to LP Unitholders.

Adjusted Funds From Operations

Adjusted Funds From Operations is a non-IFRS measure used by investors to compare an entity’s operating performance and costs to the underlying assets over long holding periods.

Brookfield Renewable defines Adjusted Funds From Operations as Funds From Operations less Brookfield Renewable’s proportionate share of adjusted sustaining capital expenditures (based on long-term sustaining capital expenditure plans) which are recurring in nature and used to maintain the reliability and efficiency of our power generating assets.

Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures

This Management's Discussion and Analysis contains  forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Management's Discussion and Analysis, in other filings with the U.S. Securities and Exchange Commission (“SEC”) or in other communications with Canadian regulators - see “Cautionary Statement Regarding Forward-Looking Statements”. We make use of non-IFRS measures in this Management's Discussion and Analysis  - see “Cautionary Statement Regarding Use Of Non-IFRS Measures”. This Management's Discussion and Analysis, our Form 20-F  and additional information filed with the SEC and with securities regulators in Canada are available on our website at www.brookfieldrenewable.com, on the SEC’s website at www.sec.gov or on SEDAR’s website at www.sedar.com.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

GENERATION AND FINANCIAL REVIEW FOR THE THREE MONTHS ENDED JUNE 30, 2016

The following table reflects the actual and long-term average generation for the three months ended June 30:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2016	2015	2016	2015	2016	2015
Hydroelectric
North America
United States	2,590	2,930	3,599	3,239	(1,009)	(309)	(340)
Canada	1,348	1,338	1,507	1,580	(159)	(242)	10
	3,938	4,268	5,106	4,819	(1,168)	(551)	(330)
Brazil	1,082	833	1,148	996	(66)	(163)	249
Colombia (2)	2,787	-	3,509	-	(722)	-	2,787
	7,807	5,101	9,763	5,815	(1,956)	(714)	2,706
Wind
North America
United States	284	358	373	468	(89)	(110)	(74)
Canada	205	235	292	292	(87)	(57)	(30)
	489	593	665	760	(176)	(167)	(104)
Europe	278	326	326	318	(48)	8	(48)
Brazil	149	185	101	146	48	39	(36)
	916	1,104	1,092	1,224	(176)	(120)	(188)
Other	69	195	96	160	(27)	35	(126)
Total(3)	8,792	6,400	10,951	7,199	(2,159)	(799)	2,392

(1)         For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(2)         Includes generation from both hydroelectric and Co-gen facilities. See “Segmented Information”.

(3)         Includes 100% of generation from equity-accounted investments.

We compare actual generation levels against the long-term average to highlight the impact of one of the important factors that affect the variability of our business results. In the short-term, we recognize that hydrology and wind conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.

Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country potentially leading to higher overall spot market prices.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

Generation for the three months ended June 30, 2016 totaled 8,792 GWh, below the long-term average of 10,951 GWh and an increase of 2,392 GWh compared to the prior year.

The hydroelectric portfolio generated 7,807 GWh, below the long-term average of 9,763 GWh and an increase of 2,706 GWh compared to the prior year. In our North American portfolio, above average inflows in Quebec were offset by below average inflows across the remainder of the portfolio due to the early spring melt which contributed to above long-term average generation in the first quarter of 2016. In our Brazilian portfolio, continued improvement in hydrology following the prior period drought conditions resulted in generation being higher than the same period of the prior year by 126 GWh. The contribution from the growth in the portfolio was 3,143 GWh.

The wind portfolio generated 916 GWh, below the long-term average of 1,092 GWh and a decrease of 188 GWh compared to the same period of the prior year. Generation from our European and Brazilian portfolios was lower due to weaker wind conditions. Generation from the same period in the prior year includes 88 GWh related to our 102 MW wind facility in California which was sold in the third quarter of 2015.

See “Generation and Financial Review by Segments for Three Months Ended June 30, 2016” for the actual and long-term average generation for the three months ended June 30 on a proportionate basis.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net (loss) income for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2016	2015
Revenues	$627	$458
Other income	10	6
Direct operating costs	(262)	(134)
Share of earnings from equity-accounted investments	(1)	4
Management service costs	(15)	(13)
Interest expense – borrowings	(161)	(114)
Unrealized financial instruments loss	(2)	-
Depreciation	(204)	(161)
Other	-	(12)
Income before taxes	(8)	34
Income tax (expense) recovery
Current	(5)	(5)
Deferred	(6)	6
	(11)	1
Net (loss) income	(19)	35
Share of non-cash loss from equity-accounted investments	3	5
Unrealized financial instruments loss	2	-
Depreciation	204	161
Other	-	12
Deferred income tax recovery (expense)	6	(6)
Cash portion of non-controlling interests
Participating non-controlling interests - in operating subsidiaries	(81)	(53)
Preferred equity	(7)	(8)
Distributions to preferred limited partners	(3)	-
Adjusted sustaining capital expenditures(1)	(17)	(15)
Adjusted Funds From Operations (2)	88	131
Adjusted sustaining capital expenditures(1)	17	15
Funds From Operations (2)	105	146
Management service costs	15	13
Interest expense – borrowings	161	114
Current income taxes	5	5
Cash portion of non-controlling interests	88	61
Distributions to preferred limited partners	3	-
Adjusted EBITDA (2)	$377	$339

Net (loss) income attributable to limited partners' equity	$(15)	$9

Basic and diluted (loss) earnings per LP unit (3)	$(0.11)	$0.07

(1)       Based on long-term sustaining capital expenditure plans.

(2)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “Generation and Financial Review by Segments for the Three Months Ended June 30, 2016”.

(3)       Weighted average LP Units outstanding during the period totaled 148.5 million (2015: 143.4 million).

Revenues totaling $627 million represent an increase of $169 million.

In our hydroelectric portfolio, increased capacity pricing, ancillary revenues, and annual escalations in our power purchase agreements were offset by relatively lower power pricing in the northeastern United

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

States and Brazil resulting in a net impact of $13 million. The decrease in generation impacted revenues by $8 million.

In our wind portfolio, contributions from annual escalations in our power purchase agreements and curtailment revenues exceeded the lower generation by $2 million.

In the same period of the prior year, we benefited from the generation of the 102 MW facility in California that was sold at the beginning of the third quarter of 2015 and the proceeds from a settlement related to the delayed completion of a hydroelectric facility in Brazil which cumulatively amounted to $19 million.

The appreciation of the U.S. dollar, compared to same period of the prior year, resulted in a $17 million reduction in revenues. This also affected operating and borrowing costs and after taking into account the effect of our ongoing foreign currency hedging program, reduced the net impact on Funds From Operations to $9 million.

The recent growth across our portfolio contributed revenues of $218 million.

The average total revenue per MWh of $71 decreased by $1 per MWh primarily due to the appreciation of the U.S. dollar which impacted our revenues denominated in Canadian dollars, Euros and the Brazilian reais.

Direct operating costs totaling $262 million represents an increase of $128 million. The growth in our portfolio amounted to $121  million.

Interest expense totaling $161 million represents an increase of $47 million which was attributable to the growth in our portfolio.

Management service costs totaling $15 million represents an increase of $2 million, which was primarily attributable to the growth of the capital base from the recent issuance of LP Units and Preferred LP Units.

The cash portion of non-controlling interests totaling $88 million represents an increase of $27 million. The recent growth in our portfolio contributed $41 million with the partial offset coming from the overall decrease in performance of certain existing assets.

Funds From Operations totaling $105 million represent a decrease of $41 million attributable to the above variances.

A net loss totaling $19 million represents a decrease of $54 million.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

SEGMENTED DISCLOSURES

Segmented information is prepared on the same basis that Brookfield Renewable’s CODM manages the business, evaluates financial results, and makes key operating decisions.  See Note 18 - Segmented information in our unaudited interim consolidated financial statements.

HYDROELECTRIC

The following table reflects the results of our operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2016
	North America
United States		Canada	Total	Brazil	Colombia	Total
Generation (GWh) – LTA (1) (2) (3)	3,599	1,507	5,106	1,148	3,509	9,763
Generation (GWh) – actual (1) (2) (3)	2,590	1,348	3,938	1,082	2,787	7,807
Revenues	$190	$78	$268	$50	$202	$520
Adjusted EBITDA(4)	123	62	185	36	90	311
Funds From Operations(4)	$55	$45	$100	$22	$11	$133

(MILLIONS, EXCEPT AS NOTED)	2015
	North America
United States		Canada	Total	Brazil	Colombia		Total
Generation (GWh) – LTA (1) (2)	3,239	1,580	4,819	996		N/A	5,815
Generation (GWh) – actual (1) (2)	2,930	1,338	4,268	833		N/A	5,101
Revenues	$202	$84	$286	$61	$	N/A	$347
Adjusted EBITDA(4)	149	67	216	46		N/A	262
Funds From Operations(4)	$82	$50	$132	$34	$	N/A	$166

(1)           Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(3)           As it relates to Colombia only, figures include generation from both hydroelectric and Co-gen facilities. See “Segmented Information”.

(4)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Generation and Financial Review by Segments for the Three Months Ended June 30, 2016”.

North America

Generation from the portfolio was 3,938 GWh, below the long-term average of 5,106 GWh and lower than prior year generation of 4,268 GWh due to below average inflows.

Revenues totaling $268 million represent a decrease of $18 million. Funds From Operations totaling  $100 millionrepresent a decrease of $32 million.

United States

Generation from the portfolio was 2,590 GWh, below the long-term average of 3,599 GWh and lower than prior year generation of 2,930 GWh. The portfolio in Pennsylvania acquired during the quarter contributed 233 GWh. The decrease in generation from existing facilities was due to the early spring melt and weak inflows particularly in our portfolios in New York, New England, Tennessee and North Carolina.

Revenues totaling $190 million represent a decrease of $12 million. Revenues from higher capacity pricing and increased ancillary services were offset by relatively lower power prices in the northeastern United States. The decrease in generation impacted revenues by $22 million. The recent growth in our portfolio contributed $11 million to revenue.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

Funds From Operations totaling $55 million represent a decrease of $27 million which includes lower cash earnings from our equity-accounted pumped storage facility in Massachusetts due to less favorable prices, and higher operating costs associated with the timing of certain planned major maintenance projects.

Canada

Generation from the portfolio was 1,348 GWh, below the long-term average of 1,507 GWh and above prior year generation of 1,338 GWh. Above long-term average inflows in our Quebec portfolio were offset by below long-term average inflows in our Ontario portfolio.

Revenues totaling $78 million represent a decrease of $6 million. Revenues benefited from an increase in ancillary services and price escalators inherent in the power purchase agreements which amounted to $3 million. Increased generation from assets with lower relative contracted pricing impacted revenues by $2 million. The appreciation of the U.S. dollar impacted revenues by $7 million but also impacted operating and borrowing costs resulting in a net decrease in Funds From Operations of $5 million.

Funds From Operations totaling $45 million represent a decrease of $5 million.

Brazil

Generation from the portfolio was 1,082 GWh, largely in line with the long-term average of 1,148 GWh and higher than prior year generation of 833 GWh. Hydrology continued to improve this quarter and  generation from our existing facilities increased by 126 GWh compared to the prior year. The assets acquired in the last twelve months generated 123 GWh.

Revenues totaling $50 million represent a decrease of $11 million.  Increased generation was offset by reduced power prices in the short-term market primarily due to improved hydrology. In the same period of the prior year we benefited from $10 million received for the settlement of matters related to the delayed completion of a hydroelectric facility. The recent growth in our portfolio contributed $6 million to revenue. The appreciation of the U.S. dollar impacted revenues by $7 million, but also impacted operating and borrowing costs, resulting in a net decrease in Fund From Operations of $4 million.

Funds From Operations totaling $22 million represents a decrease of $12 million.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

WIND

The following table reflects the results of our operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2016
	North America
	United States	Canada	Total	Europe	Brazil	Total
Generation (GWh) – LTA(1)(2)	373	292	665	326	101	1,092
Generation (GWh) – actual(1)(2)	284	205	489	278	149	916
Revenues	$38	$23	$61	$29	$8	$98
Adjusted EBITDA(3)	29	18	47	16	6	69
Funds From Operations(3)	$13	$12	$25	$3	$-	$28
(MILLIONS, EXCEPT AS NOTED)	2015
	North America
	United States	Canada	Total	Europe	Brazil	Total
Generation (GWh) – LTA(1)(2)	468	292	760	318	146	1,224
Generation (GWh) – actual(1)(2)	358	235	593	326	185	1,104
Revenues	$39	$25	$64	$27	$10	$101
Adjusted EBITDA(3)	29	21	50	16	10	76
Funds From Operations(3)	$7	$13	$20	$3	$3	$26

(1)            Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Generation and Financial Review by Segments for the Three Months Ended June 30, 2016”.

North America

Generation from the portfolio was 489 GWh, below the long-term average of 665 GWh and lower than prior year generation of 593 GWh.

Revenues totaling $61 million represents a decrease of $3 million.  Funds From Operations totaling $25 million represent an increase of $5 million.

United States

Generation from the portfolio of 284 GWh was below the long-term average of 373 GWh and the prior year generation of 358 GWh. The prior year included generation of 88 GWh from the 102 MW wind facility in California which was sold at the beginning of the third quarter of 2015.

Revenues totaling $38 million represent a decrease of $1 million. The increase in generation from existing facilities and proceeds from a wake impact agreement with neighboring wind facilities contributed $8 million to revenues. The 102 MW wind facility in California which was sold at the beginning of the third quarter of 2015 had contributed $9 million.

Funds from Operations totaling $13 million represent an increase of $6 million, driven primarily by the increased revenues from wholly owned assets.

Canada

Generation from the portfolio was 205 GWh, below the long-term average of 292 GWh and lower than prior year generation of 235 GWh attributable to weaker wind conditions across the portfolio.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

Revenues totaling $23 million represent a decrease of $2 million. Lower revenue due to below average generation was partially offset by an increase in curtailment revenue.

Funds From Operations totaling $12 million represents a decrease of $1 million.

Europe

Generation of 278 GWh was below the long-term average of 326 GWh, and lower than prior year generation of 326 GWh due weaker wind conditions in Ireland that were partially offset by stronger generation in Portugal.

Revenues totaling $29  million represent an increase of $2 million.  Funds From Operations totaling $3  million were consistent with the prior year.

Brazil

Generation of 149  GWh from the portfolio was above the long-term average of 101  GWh and 36  GWh lower than prior year generation of 185 GWh.

Revenues totaling $8 million represents a decrease of $2 million primarily due to lower generation and the appreciation of the U.S. dollar. Funds From Operations decreased $3 million.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

GENERATION AND FINANCIAL REVIEW FOR THE SIX MONTHS ENDED JUNE 30, 2016

The following table reflects the actual and long-term average generation for the six months ended June 30:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2016	2015	2016	2015	2016	2015
Hydroelectric
North America
United States	6,112	5,465	6,800	6,452	(688)	(987)	647
Canada	3,078	2,840	2,740	2,809	338	31	238
	9,190	8,305	9,540	9,261	(350)	(956)	885
Brazil	2,108	1,572	2,341	1,943	(233)	(371)	536
Colombia (2)	4,412	-	5,762	-	(1,350)	-	4,412
	15,710	9,877	17,643	11,204	(1,933)	(1,327)	5,833
Wind
North America
United States	504	561	625	779	(121)	(218)	(57)
Canada	506	516	616	616	(110)	(100)	(10)
	1,010	1,077	1,241	1,395	(231)	(318)	(67)
Europe	749	777	777	758	(28)	19	(28)
Brazil	262	185	182	146	80	39	77
	2,021	2,039	2,200	2,299	(179)	(260)	(18)
Other	90	307	152	212	(62)	95	(217)
Total(3)	17,821	12,223	19,995	13,715	(2,174)	(1,492)	5,598

(1)         For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(2)         Includes generation from both hydroelectric and Co-gen facilities. See “Segmented Information”.

(3)         Includes 100% of generation from equity-accounted investments.

Generation during the six months ended June 30, 2016 totaled 17,821 GWh, below the long-term average of 19,995 GWh and an increase of 5,598 GWh compared to the prior year.

The hydroelectric portfolio generated 15,710 GWh, below the long-term average of 17,643 GWh and an increase of 5,833 GWh compared to the prior year. Stronger inflows and generation across the portfolio in the first quarter of this year was partially offset by the below average generation realized in the second quarter resulting in a net contribution of 846 GWh. The contribution from the growth in our portfolio was 4,987 GWh.

The wind portfolio generated 2,021 GWh, below the long term average of 2,200 GWh and consistent with the same period of the prior year. The incremental contribution from the growth in our portfolio was 113 GWh. Generation from the prior year includes 125 GWh related to the 102 MW wind facility in California sold at the beginning of the third quarter of 2015.

See “Generation and Financial Review by Segments for Six Months Ended June 30, 2016” for the actual and long-term average generation for the six months ended June 30 on a proportionate basis.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net income for the six months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2016	2015
Revenues	$1,301	$899
Other income	32	33
Direct operating costs	(505)	(268)
Share of earnings from equity-accounted investments	-	7
Management service costs	(30)	(27)
Interest expense – borrowings	(288)	(219)
Unrealized financial instruments loss	(2)	(8)
Depreciation	(383)	(319)
Other	(12)	(14)
Income before taxes	113	84
Income tax (expense) recovery
Current	(12)	(10)
Deferred	(41)	12
	(53)	2
Net income	60	86
Share of non-cash loss from equity-accounted investments	4	6
Unrealized financial instruments loss	2	8
Depreciation	383	319
Other	12	14
Deferred income tax expense (recovery)	41	(12)
Cash portion of non-controlling interests
Participating non-controlling interests - in operating subsidiaries	(191)	(106)
Preferred equity	(13)	(16)
Distributions to preferred limited partners	(6)	-
Adjusted sustaining capital expenditures(1)	(33)	(30)
Adjusted Funds From Operations (2)	259	269
Adjusted sustaining capital expenditures(1)	33	30
Funds From Operations (2)	292	299
Management service costs	30	27
Interest expense – borrowings	288	219
Current income taxes	12	10
Cash portion of non-controlling interests	204	122
Distributions to preferred limited partners	6	-
Adjusted EBITDA (2)	$832	$677

Net income attributable to limited partners' equity	$8	$24

Basic and diluted earnings per LP unit (3)	$0.05	$0.17

(1)       Based on long-term sustaining capital expenditure plans.

(2)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “Generation and Financial Review by Segments for the Six Months Ended June 30, 2016”.

(3)       Weighted average LP Units outstanding during the period totaled 145.9 million (2015: 143.4 million).

Revenues totaling $1,301 million represent an increase of $402 million.

In our hydroelectric portfolio, increased capacity pricing, ancillary revenues, and annual escalations in our power purchase agreements were offset by relatively lower power pricing in the northeastern United

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

States and Brazil resulting in a net impact of $63 million. The increase in generation contributed $98 million to revenues.

In our wind portfolio, contributions from annual escalations in our power purchase agreements and curtailment revenues and higher generation amounted to $11 million.

In the same period of the prior year, we benefited from the generation of the 102 MW facility in California that was sold at the beginning of the third quarter of 2015 and the proceeds from a settlement related to the delayed completion of a hydroelectric facility in Brazil which cumulatively amounted to $23 million.

The appreciation of the U.S. dollar, compared to same period of the prior year, resulted in a $46 million impact on revenues. This also affected operating and borrowing costs and after taking into account the effect of our ongoing foreign currency hedging program, reduced the net impact on Funds From Operations to $29 million.

The recent growth across our portfolio contributed revenues of $427 million.

The average total revenue per MWh of $73 decreased by $1 per MWh primarily due to the appreciation of the U.S. dollar which impacted our revenues denominated in Canadian dollars, Euros and the Brazilian Real.

Direct operating costs totaling $505 million represents an increase of $237 million. The growth in our portfolio contributed $231 million.

Interest expense totaling $288 million represents an increase of $69 million. The contribution from the growth in our portfolio was $78 million.

Management service costs totaling $30 million represents an increase of $3 million, which was primarily attributable to the growth of our capital base from the recent issuance of LP Units and Preferred LP Units.

The cash portion of non-controlling interests totaling $204 million represents an increase of $82 million. The recent growth in our portfolio amounted to $95 million with the partial offset coming from the overall decrease in performance of certain existing assets.

Funds From Operations totaling $292 million represents a decrease of $7 million attributable to the above variances.

Net income totaling $60 million represents a decrease of $26 million.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

SEGMENTED DISCLOSURES

Segmented information is prepared on the same basis that Brookfield Renewable’s CODM manages the business, evaluates financial results, and makes key operating decisions. See Note 18 - Segmented information in our unaudited interim consolidated financial statements.

HYDROELECTRIC

The following table reflects the results of our hydroelectric operations for the six months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2016
	North America
United States		Canada	Total	Brazil	Colombia	Total
Generation (GWh) – LTA(1)(2)(3)	6,800	2,740	9,540	2,341	5,762	17,643
Generation (GWh) – actual(1)(2)(3)	6,112	3,078	9,190	2,108	4,412	15,710
Revenues	$417	$185	$602	$98	$395	$1,095
Adjusted EBITDA(4)	285	171	456	71	182	709
Funds From Operations(4)	$142	$139	$281	$43	$21	$345

(MILLIONS, EXCEPT AS NOTED)	2015
	North America
United States		Canada	Total	Brazil	Colombia		Total
Generation (GWh) – LTA(1)(2)	6,452	2,809	9,261	1,943		N/A	11,204
Generation (GWh) – actual(1)(2)	5,465	2,840	8,305	1,572		N/A	9,877
Revenues	$393	$190	$583	$106	$	N/A	$689
Adjusted EBITDA(4)	276	171	447	77		N/A	524
Funds From Operations(4)	$136	$136	$272	$55	$	N/A	$327

(1)           Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(3)           As it relates to Colombia only, figures include generation from both hydroelectric and Co-gen facilities. See “Segmented Information”.

(4)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Generation and Financial Review by Segments for the Six Months Ended June 30, 2016”.

North America

Generation from the portfolio was 9,190 GWh, below the long-term average of 9,540 GWh and higher than prior year generation of 8,305 GWh. The impact of strong generation in the first quarter was partially offset by below average inflows in the second quarter of this year.

Revenues totaling $602 million represent an increase of $19 million. Funds From Operations totaling  $281  million represents an increase of $9 million.

United States

Generation from the portfolio was 6,112 GWh, below the long-term average of 6,800 GWh and higher than prior year generation of 5,465 GWh due primarily to above long-term average inflows in the first quarter of this year. The contribution from the portfolio acquired in Pennsylvania recently was 233 GWh.

Revenues totaling $417 million represent an increase of $24 million. Relatively lower power prices in the northeastern United States revenues were partly offset by higher capacity pricing and increased ancillary services resulting in a net impact of $38 million. The increase in generation and recent growth in our portfolio contributed $51 million and $11 million, respectively, to revenues.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

Funds From Operations totaling $142 million represents an increase of $6 million primarily due to higher revenues as described above, which were partially offset by lower cash earnings from our equity-accounted pumped storage facility in Massachusetts due to less favorable prices, and higher operating costs associated with the timing of certain planned major maintenance projects.

Canada

Generation from the portfolio was 3,078 GWh, above the long-term average of 2,740 GWh and higher than prior year generation of 2,840 GWh primarily due to above average inflows across the portfolio.

Revenues totaling $185 million represent a decrease of $5 million. Stronger generation resulted in a contribution of $12 million.  An increase in ancillary services and price escalators inherent in the power purchase agreements contributed $4 million to revenues. The appreciation of the U.S. dollar impacted revenues by $21 million, however, operating and borrowing costs were also affected resulting in a net decrease in Funds From Operations of $10 million.

Funds From Operations totaling $139 million represents an increase of $3 million.

Brazil

Generation from the portfolio was 2,108 GWh, below the long-term average of 2,341 GWh and higher than prior year generation of 1,572 GWh. Hydrology continued to improve in 2016 following the drought conditions affecting prior periods. The incremental contribution from the growth in our portfolio was 342 GWh.

Revenues totaling $98 million represent a decrease of $8 million. Revenues from increased generation were partially offset by reduced power prices in the short-term market which resulted in a net contribution of $6 million. The recent growth in our portfolio contributed $16 million to revenues. In the same period of the prior year we benefited from a $10 million receipt related to the settlement of matters resulting from the delayed completion of a hydroelectric facility. The appreciation of the U.S. dollar impacted revenues by $20 million, however, operating and borrowing costs were also affected, resulting in a net impact to Funds From Operations of $10 million.

Funds From Operations totaling $43 million represents a decrease of $12 million.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

WIND

The following table reflects the results of our wind operations for the six months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2016
	North America
	United States	Canada	Total	Europe	Brazil	Total
Generation (GWh) – LTA(1)(2)	625	616	1,241	777	182	2,200
Generation (GWh) – actual(1)(2)	504	506	1,010	749	262	2,021
Revenues	$60	$52	$112	$71	$13	$196
Adjusted EBITDA(3)	43	43	86	45	11	142
Funds From Operations(3)	$14	$30	$44	$11	$1	$56
(MILLIONS, EXCEPT AS NOTED)	2015
	North America
	United States	Canada	Total	Europe	Brazil	Total
Generation (GWh) – LTA(1)(2)	779	616	1,395	758	146	2,299
Generation (GWh) – actual(1)(2)	561	516	1,077	777	185	2,039
Revenues	$59	$56	$115	$68	$10	$193
Adjusted EBITDA(3)	39	47	86	55	10	151
Funds From Operations(3)	$5	$31	$36	$20	$3	$59

(1)           Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Generation and Financial Review by Segments for the Six Months Ended June 30, 2016”.

North America

Generation from the portfolio was 1,010 GWh, below the long-term average of 1,241 GWh and lower than prior year generation of 1,077 GWh.

Revenues totaling $112 million represent a decrease of $3 million. Funds From Operations totaling $44 million represents an increase of $8 million.

United States

Generation from the portfolio of 504 GWh was below the long-term average of 625 GWh and prior year generation of 561 GWh.  Stronger wind conditions in California were offset by the disposal of the 102 MW wind facility in California which had contributed 125 GWh in the same period of the prior year.

Revenues totaling $60 million represent an increase of $1 million. The increase in generation and proceeds from a wake impact agreement with neighboring wind facilities contributed $14 million to revenues. The 102 MW wind facility in California which was sold at the beginning of the third quarter of 2015 had contributed $13 million.

Funds From Operations totaling $14 million represents an increase of $9 million, driven primarily by the increase in revenues from wholly owned assets.

Canada

Generation from the portfolio of 506 GWh was below the long-term average of 616 GWh and consistent with prior year generation of 516 GWh.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

Revenues totaling $52 million represents a decrease of $4 million primarily due to the appreciation of the U.S. dollar which also impacted operating and borrowing costs.

Funds From Operations totaling $30 million represents a decrease of $1 million.

Europe

Generation from the portfolio of 749 GWh was below the long-term average of 777 GWh and lower than prior year generation of 777 GWh. The variances from the prior year are attributable to milder weather conditions in the second quarter of this year partially offset by the strong wind conditions experienced in the first quarter of this year.

Revenues totaling $71 million represents an increase of $3 million primarily attributable to strong generation in the first quarter.

Funds From Operations totaling $11 million represents a decrease of $9 million. The decrease is primarily attributable to foreign currency hedging, which contributed $8 million in the same period of the prior year.

Brazil

Generation from the portfolio of 262  GWh was above the long-term average of 182  GWh and the prior year generation of 185 GWh.

Revenues totaling $13 million represents an increase of $3 million due primarily to the growth in our portfolio which was partially offset by the appreciation of the U.S. dollar which also impacted operating and borrowing costs.

Funds From Operations totaling $1 million represents a decrease of $2 million.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

Analysis Of Consolidated Financial Statements and Other Information

Property, Plant and Equipment

In accordance with IFRS, Brookfield Renewable has elected to revalue its property, plant and equipment at a minimum on an annual basis, as at December 31st of each year. Substantially all of Brookfield Renewable’s property, plant and equipment, are carried at fair value as opposed to historical cost, using a 20-year discounted cash flow model. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimates of operating and capital expenditures, and assumptions about future inflation rates and discount rates by geographical location. For power generating assets acquired through business combinations during the year, Brookfield Renewable initially measures the assets at fair value consistent with the policy described in Note 2(l) – Business combinations in our December 31, 2015 audited consolidated financial statements. Accordingly, in the year of acquisition, power generating assets are not revalued at year-end unless there is an indication that assets are impaired.

Property, plant and equipment, at fair value, totaled $25.5 billion as at June 30, 2016 as compared to $18.4 billion as at December 31, 2015. During the six months ended June 30, 2016, the investment in Isagen, the acquisition of a 51 MW hydroelectric portfolio in Brazil, and the acquisition of a 296 MW hydroelectric portfolio in Pennsylvania totaled $5,712 million reflecting the preliminary purchase price allocations at fair values. In the current quarter, sufficient information regarding a wind development project in Ireland became available to allow us to determine fair value using the discounted cash flow method. Accordingly, work in progress associated with this project was revalued resulting in an increase in fair value of $20 million. The development and construction of power generating assets totaled $147 million. Property, plant and equipment were positively impacted by foreign currency changes related to the weakening of the U.S. dollar in the amount of $1,674 million. We also recognized depreciation expense of $383 million which is significantly higher than what we are required to reinvest in the business as sustaining capital expenditures.

Fair value of property, plant and equipment can vary with discount and terminal capitalization rates. Excluding power generating assets acquired during the year ended December 31, 2015, the following table summarizes the impact of a change in discount rates, electricity prices and terminal capitalization rates on the fair value of property, plant and equipment as at December 31:

(BILLIONS)	2015	2014
50 bps increase in discount rates	$(1.3)	$(1.3)
50 bps decrease in discount rates	1.6	1.5

5% increase in future electricity prices	0.6	0.5
5% decrease in future electricity prices	(0.6)	(0.5)

50 bps increase in terminal capitalization rate(1)	(0.4)	(0.3)
50 bps decrease in terminal capitalization rate(1)	0.4	0.4

(1)            The terminal capitalization rate applies only to hydroelectric assets in North America.

Terminal values are included in the valuation of hydroelectric assets in North America. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of the assets without consideration of potential renewal value. The weighted-average remaining duration of the authorization or useful life of the Brazilian assets at December 31, 2015, was 18 years (2014: 15 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil. If an additional 20 years of cash flows were included in Brazil, the fair value of property, plant and equipment would increase by approximately $1 billion. See Note 12 - Property, plant and equipment, at fair value in our December 31, 2015 audited consolidated financial statements.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

liquidity and capital Resources

Capitalization

A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis. As at June 30, 2016, long-term indebtedness increased from December 31, 2015 as a result of portfolio growth and the relative strengthening of our local currency denominated debt against the U.S. dollar. The debt to total capitalization ratio decreased from December 31, 2015.

The following table summarizes the total capitalization and debt to total capitalization using book values as at June 30, 2016:

	Jun 30	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2016	2015
Credit facilities(1)	$647	$368
Corporate borrowings(2)	1,466	1,368
Subsidiary borrowings(3)	7,935	5,602
Long-term indebtedness	10,048	7,338
Deferred income tax liabilities, net of deferred income tax assets	3,793	2,538
Equity	12,844	8,763
Total capitalization	$26,685	$18,639
Debt to total capitalization	38%	39%

(1)            Comprised of $548 million borrowed under unsecured corporate credit facilities guaranteed by Brookfield Renewable and $99 million borrowed under a subscription credit facility made available to a Brookfield sponsored private fund.

(2)            Guaranteed by Brookfield Renewable but amounts are unsecured.

(3)            Asset-specific, non-recourse borrowings secured against the assets of certain Brookfield Renewable subsidiaries.

During the six months ended June 30, 2016 we completed the following financings:

Credit facilities

In January 2016, we secured, independently of our institutional partners, a $500 million acquisition facility to partially fund our equity investment in Isagen. This facility was fully repaid in full in June 2016. See “Acquisition of Isagen”.

In June 2016, we increased the available amount of our corporate credit facilities from $1,560 to $1,690 million and extended the maturity to June 30, 2021.

Subsidiary borrowings

In January 2016, the consortium secured non-recourse financing in the amount of $750 million with respect to the Isagen. In addition, the consortium assumed loans with principal balances totaling COP 3,850 billion ($1,143 million). See “Acquisition of Isagen”.

In March 2016, we refinanced indebtedness associated with a 488 MW hydroelectric portfolio in Ontario through the issuance of C$150 million ($112 million) of notes. The notes bear interest at 3.41% and mature in November 2020.

In March 2016, we refinanced indebtedness associated with a 349 MW hydroelectric portfolio in Ontario through the issuance of C$50 million ($38 million) of bonds. The bonds bear interest at 3.24% and mature in June 2023.

In March 2016, we refinanced the loan associated with our 123 MW wind portfolio in Portugal by securing €88 million ($98 million) of long-term debt, a €5 million ($6 million) working capital facility and a €7 million ($8 million) debt reserve facility and simultaneously retired existing indebtedness of €70 million ($78

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

million). The long-term debt currently bears interest at the Euro Interbank Offered Rate plus a margin of 2.75%.

On April 1, 2016, concurrent with the closing of the 296 MW hydroelectric portfolio in Pennsylvania, we secured a $315 million financing. The debt currently bears interest at the U.S. London Interbank Offered Rate (“LIBOR”) plus a margin of 1.50%.

On April 20, 2016, Isagen successfully amended a COP 367 billion ($122 million) loan to extend its maturity to December 2025.

On May 17, 2016, we refinanced a $190 million debt and $9 million letter of credit facility associated with our 377 MW hydroelectric portfolio in Tennessee and North Carolina. The debt and letter of credit facility currently bear interest at the U.S. LIBOR plus a margin of 2.75%.

On June 3, 2016, we repaid $63 million against a $174 million note purchase agreement related to a 120 MW wind facility in California. Concurrently, we secured a 7-year, $43 million financing on the same asset, resulting in aggregate debt of $154 million. The new debt currently bears interest at U.S. LIBOR plus a margin of 2.75%.

 Available liquidity

We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions, withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation, and to finance the business on an investment-grade basis. Principal sources of liquidity are cash flows from operations, our credit facilities, and proceeds from the issuance of securities through public markets and private capital.

The following table summarizes the available liquidity:

	Jun 30	Dec 31
(MILLIONS)	2016	2015
Consolidated cash and cash equivalents	$210	$63
Less: cash and cash equivalents attributable to
participating non-controlling interests in operating subsidiaries	(103)	(23)
Brookfield Renewable's share of cash and cash equivalents	107	40
Credit facilities
Authorized credit facilities	1,890	1,760
Draws on credit facilities(1)(2)	(548)	(368)
Issued letters of credit	(237)	(218)
Available portion of credit facilities	1,105	1,174
Available liquidity	$1,212	$1,214

(1)         Amounts are unsecured and revolving. Interest rate is at the LIBOR plus 1.20% (December 31, 2015: 1.20%).

(2)         Comprised of $548 million borrowed under unsecured corporate credit facilities guaranteed by Brookfield Renewable.  Excludes $99 million borrowed under a subscription credit facility made available to a Brookfield sponsored private fund.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

Long-term debt and credit facilities

The following table summarizes our undiscounted principal repayments as at June 30, 2016:

(MILLIONS)	Balance of 2016	2017	2018	2019	2020	Thereafter	Total
Principal repayments
Subsidiary borrowings(1)
North America
United States	$137	$776	$758	$58	$527	$1,201	$3,457
Canada	97	50	51	49	303	1,150	1,700
	234	826	809	107	830	2,351	5,157
Europe	35	45	49	52	58	413	652
Brazil	17	35	47	48	44	222	413
Colombia	99	81	95	194	98	1,190	1,757
	385	987	1,000	401	1,030	4,176	7,979
Corporate borrowings and
credit facilities(1)	331	-	155	-	348	1,283	2,117
Equity-accounted investments	-	1	6	5	6	417	435
	$716	$988	$1,161	$406	$1,384	$5,876	$10,531

(1)            Subsidiary borrowings and corporate borrowings and credit facilities include $20 million and $68 million of unamortized premiums and deferred financing fees, respectively.

Subsidiary and corporate borrowings maturing in 2016 are expected to be refinanced at or in advance of maturity. This includes a series of our medium-term corporate notes, subsidiary borrowings on our portfolio of hydroelectric facilities in Colombia and British Columbia, and debt associated with a portfolio of hydroelectric and wind facilities in the United States held through the Brookfield Americas Infrastructure Fund.

We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in addressing our borrowings through 2020 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.

The overall maturity profile and average interest rates associated with our borrowings and credit facilities are as follows:

	Average term (years)		Average interest rate (%)
	Jun 30	Dec 31	Jun 30	Dec 31
	2016	2015	2016	2015
Corporate borrowings	6.0	6.5	5.0	5.0
Subsidiary borrowings(1)	8.4	9.3	6.2	5.5
Credit facilities	5.0	4.5	1.8	1.4

(1)    For the six months ended June 30, 2016, the average interest rate increased and the average term of subsidiary borrowings decreased due primarily to the addition of non-recourse financing related to our Initial Investment in Isagen.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

CONTRACT PROFILE

We have a largely predictable revenue profile driven by both long-term power purchase agreements with a weighted-average remaining duration of 16 years (on a proportionate basis) combined with a well-diversified portfolio that reduces variability in our generation volumes. We operate the business on a largely contracted basis to ensure a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change and the legislated requirements in some areas to diversify away from fossil fuel based generation.

The following table sets out contracts over the next five years for generation output assuming long-term average:

FOR THE YEAR ENDED DECEMBER 31	Balance of 2016	2017	2018	2019	2020
Generation (GWh)
Contracted(1)
Hydroelectric
North America
United States(2)	4,366	10,007	7,000	7,000	7,000
Canada	2,435	5,173	5,173	5,162	3,582
	6,801	15,180	12,173	12,162	10,582
Brazil	1,894	3,491	3,194	3,178	2,932
Colombia	5,922	10,535	7,239	5,066	2,099
	14,617	29,206	22,606	20,406	15,613
Wind
North America
United States	430	977	977	977	977
Canada	581	1,197	1,197	1,197	1,197
	1,011	2,174	2,174	2,174	2,174
Europe	702	1,440	1,440	1,440	1,303
Brazil	261	560	560	560	560
	1,974	4,174	4,174	4,174	4,037
Other	519	682	734	734	734
	17,110	34,062	27,514	25,314	20,384
Uncontracted	3,023	7,945	14,493	16,693	21,916
Total long-term average	20,133	42,007	42,007	42,007	42,300
Long-term average on a proportionate basis(3)	11,214	23,844	23,845	23,843	24,034

Contracted generation - as at June 30, 2016
% of total generation	85%	81%	65%	60%	48%
% of total generation on a proportionate basis	90%	87%	78%	76%	64%

Price per MWh - total generation	$63	$63	$67	$69	$73
Price per MWh - total generation on a
proportionate basis	67	67	70	71	74

(1)            Assets under construction are included when long-term average and pricing details are available and the commercial operation date is established in a definitive construction contract.

(2)            Includes generation of 1,360 GWh for 2016 and 3,007 GWh for 2017 secured under financial contracts.

(3)            Long-term average on a proportionate basis includes wholly-owned assets, and our share of partially-owned assets and equity-accounted investments.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

The contract profile reflects power purchase agreements and financial contracts associated with the following acquisitions and assets under construction during the six months ended June 30, 2016:

•         3,032 MW hydroelectric and Co-gen portfolio in Colombia

•         51 MW hydroelectric portfolio in Brazil

•         296 MW hydroelectric portfolio in Pennsylvania

•         55 MW biomass asset under construction in Brazil

We remain focused on re-contracting our generation on acceptable terms, once existing contracts expire, and will do so opportunistically at prices aligned with or above our long-term view.

The majority of Brookfield Renewable’s long-term power purchase agreements are with investment-grade rated or creditworthy counterparties. The composition of our contracted generation under power purchase agreements is comprised of Brookfield (43%), public power authorities (18%), industrial users (25%) and distribution companies (14%), all on a proportionate basis.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

SUMMARY CONSOLIDATED BALANCE SHEETS

The following table provides a summary of the key line items on the unaudited  interim consolidated balance sheets:

	Jun 30	Dec 31
(MILLIONS)	2016	2015
Current assets	$953	$600
Equity-accounted investments	205	197
Property, plant and equipment, at fair value	25,509	18,358
Goodwill	932	-
Total assets	28,169	19,507
Long-term debt and credit facilities	10,048	7,338
Deferred income tax liabilities	3,995	2,695
Total liabilities	15,325	10,744
Total equity	12,844	8,763
Total liabilities and equity	28,169	19,507

Contractual obligations

Development and construction

The remaining development project costs on three Brazilian hydroelectric projects totaling 72 MW, a 55 MW biomass facility in Brazil, and two wind projects totaling 29 MW in Ireland are expected to be $177 million. The biomass facility and a 14 MW wind project are nearing completion and are expected to be fully operational in 2016. Two hydroelectric projects with a combined capacity of 53 MW and the 15 MW wind projects commenced construction and are expected to be fully operational in 2017, and the 19 MW hydroelectric project is expected to be fully operational in 2018.

Commitments and contingencies

Brookfield Renewable, on behalf of its subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. See “Liquidity and Capital Resources” for further details.

Brookfield Renewable, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund and the Brookfield Infrastructure Fund II. As at June 30, 2016, the letters of credit issued were $91 million (December 31, 2015: $71 million).

Brookfield Renewable’s subsidiaries and equity-accounted entities have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at June 30, 2016, letters of credit issued by Brookfield Renewable’s subsidiaries and equity-accounted entities were $411 million and $16 million, respectively (December 31, 2015: $118 million and $16 million, respectively).

An integral part of our strategy is to participate with institutional investors in Brookfield-sponsored infrastructure funds that target acquisitions that suit Brookfield Renewable’s profile. In the normal course of business, Brookfield Renewable has made commitments to Brookfield-sponsored infrastructure funds to fund these target acquisitions in the future, if and when identified.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

Guarantees

In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as acquisitions, construction projects, capital projects, and purchases of assets. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of the indemnities prevent us from making a reasonable estimate of the maximum potential amount that could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under indemnification agreements.

Off-Balance Sheet Arrangements

Brookfield Renewable has no off-balance sheet financing arrangements.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

Related Party Transactions

Brookfield Renewable’s related party transactions are in the normal course of business, and are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield.

Brookfield Renewable sells electricity to Brookfield through long-term power purchase agreements to provide contracted cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets. Brookfield Renewable also benefits from a wind levelization agreement with Brookfield which reduces the exposure to the fluctuation of wind generation at certain facilities and thus improves the stability of its cash flow.

In addition to these agreements, Brookfield Renewable and Brookfield have executed other agreements that are described in Note 10 - Related Party Transactions in the  December 31, 2015 audited consolidated financial statements.

Brookfield Renewable has also entered into a number of voting agreements with Brookfield whereby Brookfield, as managing member of entities related to Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II and Brookfield Infrastructure Fund III, in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of such entities.

The following table reflects the related party agreements and transactions on the interim consolidated statements of (loss) income:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2016	2015	2016	2015
Revenues
Power purchase and revenue agreements	$137	$146	$319	$255
Wind levelization agreement	3	2	5	4
	$140	$148	$324	$259
Direct operating costs
Energy purchases	$-	$(2)	$(1)	$(4)
Energy marketing fee	(6)	(6)	(11)	(11)
Insurance services	(11)	(6)	(19)	(13)
	$(17)	$(14)	$(31)	$(28)
Management service costs	$(15)	$(13)	$(30)	$(27)

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the key items on the unaudited interim consolidated statements of cash flows:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2016	2015	2016	2015
Cash flow provided by (used in):
Operating activities	$139	$164	$364	$396
Financing activities	322	(62)	2,747	313
Investing activities	(516)	(188)	(2,988)	(740)
Foreign exchange gain (loss) on cash	5	3	24	(6)
(Decrease) increase in cash and cash equivalents	$(50)	$(83)	$147	$(37)

Cash and cash equivalents as at June 30, 2016 totaled $210 million, representing an increase of $147 million since December 31, 2015.

Operating Activities

Cash flows provided by operating activities totaling $139 million for the second quarter of 2016 represent a year-over-year decrease of $25 million.

Cash flows provided by operating activities totaling $364 million for the six months ended June 30, 2016 represent a year-over-year decrease of $32 million.

Financing Activities

Cash flows provided by financing activities totaled $322 million for the second quarter of 2016. Long-term debt – borrowings related to subsidiary borrowings and credit facilities were $352 million, and related to the growth in our portfolio. Long-term debt – repayments related to subsidiary borrowings were $386 million. The capital provided by participating non-controlling interests – in operating subsidiaries relating to the acquisition of a hydroelectric portfolio in Pennsylvania and follow on investment interest in Isagen  amounted to $641 million. The amount of $929 million was paid for the shares owned by public shareholders of Isagen, in regards to the First MTO.  See “Acquisition of Isagen”.

For the second quarter of 2016, distributions paid to unitholders of Brookfield Renewable or BRELP were $124 million (2015: $116 million). The distributions paid to preferred shareholders and participating non-controlling interests - in operating subsidiaries were $33 million (2015: $70 million). See “Dividends and Distributions” for further details. The issuance of LP units and Preferred LP units resulted in net proceeds of $657 million and $147 million, respectively. See “Limited Partners’ Equity” and “Preferred Limited Partners’ Equity”.

Cash flows provided by financing activities totaled $2,747 million for the six months ended June 30, 2016. Long-term debt – borrowings related to subsidiary borrowings and credit facilities were $1,630 million, and related to the growth in our portfolio. Long-term debt – repayments related to subsidiary borrowings were $494 million. The capital provided by participating non-controlling interests – in operating subsidiaries relates to the Isagen Acquisition and the acquisition of a hydroelectric portfolio in Pennsylvania, and amounted to $2,044 million.

For the six months ended June 30, 2016, distributions paid to unitholders of Brookfield Renewable or BRELP were $250 million (2015: $231 million). We increased our distributions to $1.78 per LP Unit, an increase of 12 cents per LP Unit which took effect in the first quarter. The distributions paid to preferred

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

shareholders and participating non-controlling interests - in operating subsidiaries were $54 million (2015: $114 million). See “Dividends and Distributions” for further details.

Investing Activities

Cash flows used in investing activities for the second quarter of 2016 totaled $516 million. Our acquisition of a hydroelectric portfolio in Pennsylvania and transaction costs associated with the First MTO totaled $862 million. Our continued investment in the development and construction of power generating assets was $67 million and sustainable capital expenditures totaled $19 million. Restricted cash and other totaled $531 million primarily relating to the funding of the First MTO for the shares owned by public shareholders of Isagen.

Cash flows used in investing activities for the six months ended June 30, 2016 totaled $2,988 million. Our investments were with respect to the acquisition of Isagen, a hydroelectric portfolio in Brazil and a hydroelectric portfolio in Pennsylvania. When combined, these investments totaled $2,764 million, net of cash acquired. Our continued investment in the development and construction of power generating assets was $112 million and sustainable capital expenditures totaled $32 million.

NON-CONTROLLING INTERESTS

Preferred equity

On April 1, 2015, the fixed dividend rate on the Series 1 Preference Shares for the five years commencing May 1, 2015 and ending April 30, 2020 was reset and, if declared, will be paid at an annual rate of 3.355% (C$0.2096875 per share per quarter). The holders of 4,518,289 Series 1 Preference Shares exercised their right to convert their shares into Class A, Series 2 Preference Shares on a one-for-one basis. The holders of the Series 2 Preference Shares will be entitled to receive floating rate cumulative preferential cash dividends, equal to the T-Bill Rate plus 2.62%. The quarterly dividend in respect of the May 1, 2016 to July 31, 2016 dividend period was paid on August 2, 2016 at an annual rate of 3.082% (C$ 0.194208 per share).

On June 23, 2015, we announced that the Toronto Stock Exchange had accepted a notice of Brookfield Renewable Power Preferred Equity Inc.’s (“BRP Equity”) intention to commence a normal course issuer bid in connection with its outstanding Class A Preference Shares. Under this normal course issuer bid, we are permitted to repurchase up to 10% of the total public float for each respective series of our Class A Preference Shares. Repurchases were initially authorized for one year commencing on June 26, 2015. In June 2016, the TSX accepted notice of BRP Equity’s intention to renew the normal course issuer bid for another year. Accordingly, it will expire on June 26, 2017, or earlier should we complete the repurchases prior to such date. Shareholders may obtain a copy of the notice, free of charge, by contacting Brookfield Renewable.

Class A, Series 5 Preference Shares – Exchange offer

In November 2015, we announced our offer to exchange (the “Exchange Offer”) each issued and outstanding Class A, Series 5 Preference Share of BRP Equity with an annual dividend rate of 5.0% (the “Series 5 Preference Shares”) for one newly issued Class A, Series 5 Preferred LP Unit of Brookfield Renewable with an annual distribution rate of 5.59%.

The Exchange Offer was open for acceptance until, and completed on, February 8, 2016. On that date, a total of 2,885,496 Class A, Series 5 Preference Shares were tendered and exchanged for an equal number of Class A, Series 5 Preferred LP Units.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

Non-controlling interests in Isagen

Non-controlling interests in the amount of $638 million reflects the approximate 16% ownership interest in Isagen not held by the consortium as at June 30, 2016. See “Acquisition of Isagen”.

General partnership interest in a holding subsidiary held by Brookfield

Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP Unit distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold. Accordingly, incentive distributions of $4 million and $10 million, respectively were accrued during the three and six months ended June 30, 2016 (2015: $2 million and $4 million).

Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

BRELP has issued Redeemable/Exchangeable partnership units to Brookfield, which may at the request of the holder, require BRELP to redeem these units for cash consideration. The right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the units presented to BRELP that are tendered for redemption in exchange for LP Units. If Brookfield Renewable elects not to exchange the Redeemable/Exchangeable partnership units for LP Units, the Redeemable/Exchangeable partnership units are required to be redeemed for cash. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units on a one for one basis, the Redeemable/Exchangeable partnership units are classified as equity, and not as a liability.

PREFERRED LIMITED PARTNERS’ EQUITY

The holders of the Series 7 Preferred LP Units are entitled to receive fixed cumulative quarterly distributions at an annual rate of C$1.375 per unit, a yield of 5.5%, for the initial period ending on January 31, 2021. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of (i) the 5-year Government of Canada bond yield plus 4.47%, and (ii) 5.5%. The Series 7 Preferred LP Units are redeemable on or after January 31, 2021.

The holders of Series 7 Preferred LP Units will have the right, at their option, to convert their Series 7 Preferred LP Units into Class A, Series 8 Preferred LP Units, subject to certain conditions, on January 31, 2021 and every five years thereafter. The holders of Series 8 Preferred LP Units will be entitled to receive cumulative quarterly floating distributions, as and when declared, at an annual rate equal to the 3-month Government of Canada Treasury Bills (“T-Bill”) yield plus 4.47%.

In May 2016, Brookfield Renewable issued 8,000,000, Series 9 Preferred LP Units at a price of C$25 per unit for gross proceeds of C$200 million ($152 million). Transaction costs of $5 million were incurred. The holders of the Series 9 Preferred LP Units will be entitled to receive fixed cumulative quarterly distributions at an annual rate of C$1.4375 per unit, a yield of 5.75%, for the initial period ending on July 31, 2021. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of (i) the sum of the 5-year Government of Canada bond yield plus 5.01%, and (ii) 5.75%. The Series 9 Preferred LP Units are redeemable on or after July 31, 2021.

The holders of Series 9 Preferred LP Units will have the right, at their option, to convert their Series 9 Preferred LP Units into Class A, Series 10 Preferred LP Units, subject to certain conditions, on July 31, 2021 and every five years thereafter. The holders of Series 10 Preferred LP Units will be entitled to receive cumulative quarterly floating distributions at an annual rate equal to the 3-month T-Bill yield plus 5.01%.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

The Preferred LP Units do not have a fixed maturity date and are not redeemable at the option of the holders. As at June 30, 2016, none of the Class A Preferred LP Units have been redeemed by Brookfield Renewable.

LIMITED PARTNERS’ EQUITY

We commenced a normal course issuer bid on December 29, 2014 to repurchase up to 7.1 million LP Units, representing approximately 5% of the issued and outstanding LP Units, for capital management purposes. In December 2015, we renewed the normal course issuer bid and the authorization to repurchase up to 7.1 million LP Units which will expire on December 28, 2016, or earlier should Brookfield Renewable complete its repurchases prior to such date.

In June 2016, Brookfield Renewable completed a bought deal LP Unit offering (the “Offering”) which included 12,253,250 LP Units (including 1,598,250 LP Unit issued under over-allotment option) at a price of C$37.55 per LP Unit (the “Offering Price”) for gross proceeds of C$460 million ($359 million). Concurrent with the closing of this Offering, Brookfield Asset Management purchased 11,098,958 LP Units, at a price representing the Offering Price per LP Unit net of the underwriters’ fee payable by Brookfield Renewable, for gross proceeds of C$400 million ($313 million). Brookfield Asset Management owns, directly and indirectly, 180,784,567 LP Units and Redeemable/Exchangeable partnership units, representing approximately 61% of Brookfield Renewable on a fully-exchanged basis. Brookfield Renewable incurred $15 million transaction costs associated with the Offering.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

SHARES AND UNITS OUTSTANDING

The shares and units outstanding are presented in the following table:

	Jun 30, 2016	Dec 31, 2015
Class A Preference Shares
Series 1	5,449,675	5,449,675
Series 2	4,510,389	4,510,389
Series 3	9,961,399	9,961,399
Series 5	4,114,504	7,000,000
Series 6	7,000,000	7,000,000
	31,035,967	33,921,463
Class A Preferred LP Units
Series 5	2,885,496	-
Series 7	7,000,000	7,000,000
Series 9	8,000,000	-
	17,885,496	7,000,000

GP interest	2,651,506	2,651,506

Redeemable/Exchangeable partnership units	129,658,623	129,658,623

LP Units
Balance, beginning of year	143,188,170	143,356,854
Issuance of LP Units	23,352,208	-
Distribution reinvestment plan	131,431	171,605
Repurchase of LP Units for cancellation	-	(340,289)
Balance, end of period/year	166,671,809	143,188,170

Total LP Units on a fully-exchanged basis(1)	296,330,432	272,846,793

LP Units held by
Brookfield	51,125,944	40,026,986
External LP Unitholders	115,545,865	103,161,184
	166,671,809	143,188,170

(1)            The fully-exchanged amounts assume the exchange of Redeemable/ Exchangeable partnership units for LP Units at the beginning of the year.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

DIVIDENDS AND DISTRIBUTIONS

The composition of the dividends and distributions are presented in the following table:

	Three months ended Jun 30				Six months ended Jun 30
	Declared		Paid		Declared		Paid
(MILLIONS)	2016	2015	2016	2015	2016	2015	2016	2015
Class A Preference Shares
Series 1	$1	$1	$1	$2	$2	$3	$2	$5
Series 2	1	1	1	-	2	1	2	-
Series 3	2	2	2	2	4	4	4	4
Series 5	1	2	1	2	2	4	2	4
Series 6	2	2	2	2	3	4	3	4
	$7	$8	$7	$8	$13	$16	$13	$17

Preferred limited partnership units
Series 5	$1	$-	$1	$-	$2	$-	$1	$-
Series 7	1	-	2	-	3	-	3	-
Series 9	1	-	-	-	1	-	-	-
	$3	$-	$3	$-	$6	$-	$4	$-
Participating non-controlling
interests - in operating
subsidiaries	$26	$62	$26	$62	$41	$97	$41	$97

General partnership interest in a
holding subsidiary
held by Brookfield	$1	$1	$1	$1	$2	$2	$2	$2
Incentive distribution	4	2	4	2	10	4	9	4
	$5	$3	$5	$3	$12	$6	$11	$6

Participating non-controlling
interests - in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	$58	$54	$57	$54	$117	$109	$115	$108

Limited partners' equity
Brookfield Asset Management	$19	$17	$18	$17	$37	$34	$36	$34
External LP Unitholders	48	43	44	42	95	87	88	83
	$67	$60	$62	$59	$132	$121	$124	$117

In February 2016, LP Unitholder distributions were increased to $1.78 per unit on an annualized basis, an increase of 12 cents per LP Unit, which took effect with the distribution payable in March 2016.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

Critical ESTIMATES AND CRITICAL JUDGMENTS in applying accounting policies

The unaudited interim consolidated financial statements are prepared in accordance with IAS 34, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 2 – Significant accounting policies in our December 31, 2015 audited consolidated financial statements are considered critical accounting estimates as defined in NI 51-102 with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange and other factors, some of which are highly uncertain, as described in the “Risk Factors” section in our 2015 Annual Report. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

Future changes in accounting policies

(i)       Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

 (ii)     Revenue recognition

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by IASB on May 28, 2014.  IFRS 15 outlines a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue,  IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Management is currently evaluating the impact of IFRS 15 on the consolidated financial statements.

(iii)     Leases

IFRS 16, Leases  (“IFRS 16”) was issued by the IASB on January 13, 2016. IFRS 16 brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17’s operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17, Leases  and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. Management is currently evaluating the impact of IFRS 16 on the consolidated financial statements.

Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting during the six months ended June 30, 2016, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

ACQUISITION OF ISAGEN

On January 22, 2016, the consortium acquired a 57.6% interest in Isagen from the Colombian government (the “Initial Investment”). Following the close of the Initial Investment, the consortium conducted the First MTO for the remaining 42.4% shares owned by public shareholders.

On May 13, 2016, the consortium closed the First MTO, pursuant to which a total of 708,817,674 common shares (the “First MTO Shares”) were acquired by the consortium. After giving effect to the First MTO, the consortium owns approximately 83.6% of Isagen and Brookfield Renewable’s investment is approximately $732 million, equivalent to an approximate 25% interest. The First MTO Shares were acquired by the consortium at a purchase price of COP 4,130 per share for total consideration of COP 2,927 billion (approximately $929 million).

Brookfield Renewable is the general partner of and effectively controls the entity that holds the consortium’s 83.6% interest in Isagen.

The financing for the Initial Investment and the First MTO was as follows:

	Initial	First
	Investment	MTO	Total
(MILLIONS)	57.6%	26.0%	83.6%
Non-recourse borrowings	$510	$-	$510
Non-controlling interests	1,244	422	1,666
Brookfield Renewable	225	507	732
	$1,979	$929	$2,908

The consortium secured $750 million of non-recourse financing of which $510 million was drawn to partially fund the initial 57.6% interest. The loan bears interest at the LIBOR plus a margin of 2.50% and matures in January 2021. Brookfield Renewable also secured, independently of its institutional partners, a $500 million acquisition facility to partially fund its equity investment in the consortium. The terms of this credit facility are consistent with the terms of Brookfield Renewable’s other corporate credit facilities and the applicable margin is 1.20%. The facility was repaid on June 10, 2016.  In addition, the consortium assumed loans with principal balances totaling COP 3,850 billion ($1,143 million). The loans bear floating rate interest rates with a weighted-average interest rate of 11.44% and a weighted-average remaining term of 9 years, as at March 31, 2016.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

GENERATION AND FINANCIAL REVIEW BY SEGMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2016

The following table reflects the actual and long-term average generation for the three months ended June 30 on a proportionate basis:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2016	2015	2016	2015	2016	2015
Hydroelectric
North America
United States	1,834	2,107	2,439	2,319	(605)	(212)	(273)
Canada	1,300	1,298	1,461	1,534	(161)	(236)	2
	3,134	3,405	3,900	3,853	(766)	(448)	(271)
Brazil	917	716	965	867	(48)	(151)	201
Colombia (2)	596	-	751	-	(155)	-	596
	4,647	4,121	5,616	4,720	(969)	(599)	526
Wind
North America
United States	148	157	204	203	(56)	(46)	(9)
Canada	205	235	292	292	(87)	(57)	(30)
	353	392	496	495	(143)	(103)	(39)
Europe	110	129	129	126	(19)	3	(19)
Brazil	62	77	42	61	20	16	(15)
	525	598	667	682	(142)	(84)	(73)
Other	42	114	59	76	(17)	38	(72)
Total	5,214	4,833	6,342	5,478	(1,128)	(645)	381

(1)         For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(2)         Includes generation from both hydroelectric and Co-gen facilities. See “Segmented Information”.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations on a proportionate basis, and provides a reconciliation to net (loss) income and cash flows from operating activities for the three months ended June 30:

	Brookfield Renewable's Share
	Hydroelectric				Wind				Other (2)	Corporate	Total	Non-	2016	2015
	North America				North America							controlling
($ MILLIONS)	U.S.	Canada	Brazil	Colombia (1)	U.S.	Canada	Europe	Brazil				interests
Revenues	138	78	44	43	22	23	13	3	4	-	368	259	627	458
Other income	1	-	4	1	-	-	-	-	(1)	-	5	5	10	6
Share of cash earnings from
equity-accounted investments	1	1	-	-	-	-	-	-	-	-	2	-	2	9
Direct operating costs	(55)	(18)	(17)	(24)	(5)	(5)	(7)	(1)	(3)	(6)	(141)	(121)	(262)	(134)
Adjusted EBITDA(3)	85	61	31	20	17	18	6	2	-	(6)	234	143	377	339
Interest expense - borrowings	(29)	(16)	(7)	(9)	(4)	(6)	(3)	(2)	-	(25)	(101)	(60)	(161)	(114)
Management service costs	-	-	-	-	-	-	-	-	-	(15)	(15)	-	(15)	(13)
Current income taxes	(1)	-	(2)	-	-	-	-	-	-	-	(3)	(2)	(5)	(5)
Distributions to preferred limited partners	-	-	-	-	-	-	-	-	-	(3)	(3)	-	(3)	-
Less: cash portion of non-controlling interests
Participating non-controlling interests -
in operating subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(81)	(81)	(53)
Preferred equity	-	-	-	-	-	-	-	-	-	(7)	(7)	-	(7)	(8)
Funds From Operations(3)	55	45	22	11	13	12	3	-	-	(56)	105	-	105	146
Less: adjusted sustaining capital expenditures(4)													(17)	(15)
Adjusted Funds From Operations(3)													88	131
Add: adjusted sustaining capital expenditures(4)													17	15
Add: cash portion of non-controlling interests													88	61
Add: distributions to preferred limited partners													3	-
Depreciation and amortization													(204)	(161)
Unrealized financial instrument loss													(2)	-
Share of non-cash loss from equity-
accounted investments													(3)	(5)
Deferred income tax (expense) recovery													(6)	6
Other													-	(12)
Net (loss) income													(19)	35
Adjustments for non-cash items													217	154
Dividends received from equity accounted
investments													3	12
Changes in due to or from related parties													25	(21)
Net change in working capital balances													(87)	(16)
Cash flows from operating activities													139	164

(1)       Includes generation from both hydroelectric and Co-gen facilities. See “Segmented Information”.

(2)       Other includes North America Co-gen and Brazil biomass.

(3)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(4)       Based on long-term sustaining capital expenditure plans.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

GENERATION AND FINANCIAL REVIEW BY SEGMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2016

The following table reflects the actual and long-term average generation for the six months ended June 30 on a proportionate basis:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2016	2015	2016	2015	2016	2015
Hydroelectric
North America
United States	4,263	3,868	4,637	4,527	(374)	(659)	395
Canada	3,011	2,777	2,678	2,747	333	30	234
	7,274	6,645	7,315	7,274	(41)	(629)	629
Brazil	1,771	1,385	1,954	1,745	(183)	(360)	386
Colombia (2)	851	-	1,105	-	(254)	-	851
	9,896	8,030	10,374	9,019	(478)	(989)	1,866
Wind
North America
United States	250	236	332	331	(82)	(95)	14
Canada	506	516	616	616	(110)	(100)	(10)
	756	752	948	947	(192)	(195)	4
Europe	296	308	307	301	(11)	7	(12)
Brazil	109	77	76	61	33	16	32
	1,161	1,137	1,331	1,309	(170)	(172)	24
Other	62	226	114	128	(52)	98	(164)
Total	11,119	9,393	11,819	10,456	(700)	(1,063)	1,726

(1)         For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(2)         Includes generation from both hydroelectric and Co-gen facilities. See “Segmented Information”.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations on a proportionate basis, and provides a reconciliation to net income and cash flows from operating activities for the six months ended June 30, 2016:

	Brookfield Renewable's Share
	Hydroelectric				Wind				Other (2)	Corporate	Total	Non-	2016	2015
	North America				North America							controlling
($ MILLIONS)	U.S.	Canada	Brazil	Colombia (1)	U.S.	Canada	Europe	Brazil				interests
Revenues	307	183	86	73	31	52	29	6	5	-	772	529	1,301	899
Other income	1	22	6	2	-	-	-	-	(4)	-	27	5	32	33
Share of cash earnings from
equity-accounted investments	2	1	1	-	-	-	-	-	-	-	4	-	4	13
Direct operating costs	(108)	(37)	(34)	(41)	(9)	(9)	(12)	(2)	(5)	(12)	(269)	(236)	(505)	(268)
Adjusted EBITDA(3)	202	169	59	34	22	43	17	4	(4)	(12)	534	298	832	677
Interest expense - borrowings	(57)	(30)	(12)	(13)	(8)	(13)	(6)	(3)	-	(44)	(186)	(102)	(288)	(219)
Management service costs	-	-	-	-	-	-	-	-	-	(30)	(30)	-	(30)	(27)
Current income taxes	(3)	-	(4)	-	-	-	-	-	-	-	(7)	(5)	(12)	(10)
Distributions to preferred limited partners	-	-	-	-	-	-	-	-	-	(6)	(6)	-	(6)	-
Less: cash portion of non-controlling interests
Participating non-controlling interests -
in operating subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(191)	(191)	(106)
Preferred equity	-	-	-	-	-	-	-	-	-	(13)	(13)	-	(13)	(16)
Funds From Operations(3)	142	139	43	21	14	30	11	1	(4)	(105)	292	-	292	299
Less: adjusted sustaining capital expenditures(4)													(33)	(30)
Adjusted Funds From Operations(3)													259	269
Add: adjusted sustaining capital expenditures(4)													33	30
Add: cash portion of non-controlling interests													204	122
Add: distributions to preferred limited partners													6	-
Depreciation and amortization													(383)	(319)
Unrealized financial instrument loss													(2)	(8)
Share of non-cash loss from equity-
accounted investments													(4)	(6)
Deferred income tax (expense) recovery													(41)	12
Other													(12)	(14)
Net income													60	86
Adjustments for non-cash items													414	320
Dividends received from equity accounted
investments													3	20
Changes in due to or from related parties													19	(7)
Net change in working capital balances													(132)	(23)
Cash flows from operating activities													364	396

(1)         Includes generation from both hydroelectric and Co-gen facilities. See “Segmented Information”.

(2)         Other includes North America Co-gen and Brazil biomass.

(3)         Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(4)         Based on long-term sustaining capital expenditure plans.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            June 30, 2016

LONG-TERM DEBT AND CREDIT FACILITIES ON A PROPORTIONATE BASIS

The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	Jun 30, 2016			Dec 31, 2015
	Weighted-average			Weighted-average
	Interest	Term		Interest	Term
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)		rate (%)	(years)
Corporate borrowings	5.0	6.0	$1,470	5.0	6.5	$1,373
Subsidiary borrowings
North America
United States	5.7	7.2	2,100	6.0	8.2	2,041
Canada	5.4	11.9	1,700	5.6	13.1	1,471
	5.6	9.3	3,800	5.8	10.2	3,512
Europe	3.9	11.2	256	3.9	11.0	250
Brazil	10.3	10.9	245	9.8	11.3	207
Colombia	9.0	7.4	467	-	-	-
	5.6	11.9	4,768	5.6	9.6	3,969
Credit facilities
Corporate credit facility	1.8	5.0	647	1.4	4.5	368
Total debt			$6,885			$5,710
Add: Unamortized premiums(1)			6			3
Less: Unamortized financing fees(1)			(43)			(40)
Brookfield Renewable's share			6,848			5,673
Non-controlling interests			3,200			1,665
As per IFRS Statements			$10,048			$7,338

(1)            Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

SUMMARY OF HISTORICAL QUARTERLY RESULTS ON A CONSOLIDATED BASIS

The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2016		2015				2014
(MILLIONS, EXCEPT AS NOTED)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Generation (GWh) - LTA(1)(2)	10,951	9,044	6,369	5,459	7,199	6,516	5,770	5,065
Generation (GWh) - actual(1)(2)	8,792	9,029	6,117	4,992	6,400	5,823	5,839	4,383
Revenues	$627	$674	$392	$337	$458	$441	$408	$342
Adjusted EBITDA(3)	377	455	258	242	339	338	273	223
Funds From Operations(3)	105	187	88	80	146	153	116	61
Net income (loss)
Non-controlling interests
Participating non-controlling
interests - in operating subsidiaries	(1)	27	8	37	10	14	(8)	(2)
General partnership interest in a
holding subsidiary held by Brookfield	-	-	-	-	-	-	-	-
Participating non-controlling
interests - in a holding subsidiary
- Redeemable/Exchangeable units
held by Brookfield	(13)	20	(13)	(8)	8	14	14	(16)
Preferred equity	7	6	7	7	8	8	9	10
Preferred limited partners' equity	3	3	1	-	-	-	-	-
Limited partners' equity	(15)	23	(13)	(9)	9	15	16	(17)
	(19)	79	(10)	27	35	51	31	(25)
Basic and diluted (loss) earnings per LP Unit	(0.11)	0.16	(0.09)	(0.07)	0.07	0.10	0.11	(0.13)
Average LP Units outstanding (millions)	148.5	143.2	143.3	143.4	143.4	143.4	143.3	143.3
Distributions:
General partnership interest in a
holding subsidiary held by Brookfield	5	7	3	3	3	3	1	2
Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	58	59	54	54	54	55	50	50
Preferred equity	7	6	7	7	8	8	9	10
Preferred limited partners' equity	3	3	1	-	-	-	-	-
Limited partners' equity	67	65	59	59	60	61	56	56

(1)            Includes 100% of generation from equity-accounted investments.

(2)            For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, “Generation and Financial Review by Segments for the Three Months Ended June 30, 2016” and “Generation and Financial Review by Segments for the Six Months Ended June 30, 2016”.

ADDITIONAL INFORMATION

Additional information, including our Form 20-F filed with the SEC and securities regulators in Canada, are available on our website at www.brookfieldrenewable.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

Subsequent eventS

The Second MTO was launched on July 16, 2016 and is expected to conclude in September 2016. If the consortium is successful in acquiring all of the remaining outstanding Isagen shares, a further approximate $618 million (COP 1.8 trillion) would be invested by the consortium (including related transaction expenses). Upon closing of the Second MTO, the consortium’s ownership in Isagen is expected to increase to as much as 100%.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

cautionary statement regarding forward-looking statements

This Management's Discussion and Analysis contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Management's Discussion and Analysis include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, diversification of shareholder base,  energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Management's Discussion and Analysis are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control or the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; changes to hydrology at our hydroelectric stations, to wind conditions at our wind energy facilities or to crop supply or weather generally at any biomass cogeneration facility; counterparties to our contracts not fulfilling their obligations; increases in water rental costs (or similar fees) or changes to the regulation of water supply; volatility in supply and demand in the energy market; the increasing amount of uncontracted generation in our portfolio; industry risks relating to the power markets in which we operate; increased regulation of our operations; contracts, concessions and licenses expiring and not being renewed or replaced on similar terms; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failures; dam failures and the costs of repairing such failures; force majeure events; uninsurable losses; adverse changes in currency exchange rates; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; disputes, governmental and regulatory investigations and litigation; our operations being affected by local communities; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; our reliance on computerized business systems; advances in technology that impair or eliminate the competitive advantage of our projects; newly developed technologies in which we invest not performing as anticipated; labour disruptions and economically unfavourable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; our inability to effectively manage our foreign currency exposure; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes in our credit ratings; changes to government regulations that provide incentives for renewable energy; our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

transactions; our inability to develop existing sites or find new sites suitable for the development of greenfield projects; delays, cost overruns and other problems associated with the construction, development and operation of our generating facilities; the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; we do not have control over all our operations; our ability to issue equity or debt for future acquisitions and developments is dependent on capital markets; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; the departure of some or all of Brookfield Asset Management’s key professionals; our relationship with, and our dependence on, Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; and risks related to changes in how Brookfield Asset Management elects to hold its ownership interests in the Partnership.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Management's Discussion and Analysis and should not be relied upon as representing our views as of any date subsequent to the date of this Management's Discussion and Analysis. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

cautionary statement regarding use of non-ifrs measures

This Management's Discussion and Analysis contains references to Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Funds From Operations per LP Unit which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Funds From Operations per LP Unit used by other entities. We believe that Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Funds From Operations per LP Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations nor Funds From Operations per LP Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

A reconciliation of Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations to net (loss) income and cash flows from operating activities is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net (loss) income in Note 18 - Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2016

GENERALINFORMATION

Corporate Office

73 Front Street

Fifth Floor

Hamilton, HM12

Bermuda

Tel:  (441) 294-3304

Fax: (441) 516-1988

www.brookfieldrenewable.com

Officers of Brookfield Renewable Partners L.P.’s Service Provider, BRP Energy Group L.P.

Richard Legault

Executive Group Chairman

Harry Goldgut

Group Chairman

Sachin Shah

Chief Executive Officer

Nicholas Goodman

Chief Financial Officer

Transfer Agent & Registrar

Computershare Trust Company of Canada

100 University Avenue

9th floor

Toronto, Ontario, M5J 2Y1

Tel  Toll Free: (800) 564-6253

Fax Toll Free: (888) 453-0330

www.computershare.com

Directors of the General Partner of

Brookfield Renewable Partners L.P.

Jeffrey Blidner

Eleazar de Carvalho Filho

John Van Egmond

David Mann

Lou Maroun

Patricia Zuccotti

Lars Josefsson

Exchange Listing

NYSE: BEP (LP Units)

TSX:    BEP.UN (LP Units)

TSX:    BEP.PR.E (Preferred LP Units – Series 5)

TSX:    BEP.PR.G (Preferred LP Units – Series 7)

TSX:    BEP.PR.I (Preferred LP Units – Series 9)

TSX:    BRF.PR.A (Preferred shares – Series 1)

TSX:    BRF.PR.B (Preferred shares – Series 2)

TSX:    BRF.PR.C (Preferred shares – Series 3)

TSX:    BRF.PR.E (Preferred shares – Series 5)

TSX:    BRF.PR.F (Preferred shares – Series 6)

Investor Information

Visit Brookfield Renewable online at
www.brookfieldrenewable.com  for more information. The 2015 Annual Report and Form 20-F is also available online. For detailed and up-to-date news and information, please visit the News Release section.

Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.

Shareholder enquiries should be directed to the Investor Relations Department at (416) 359-1955 or
unitholderenquiries@brookfieldrenewable.com

NYSE:

BEP

TSX:

BEP.UN

www.brookfieldrenewable.com